FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, April 30, 2004, Series 2004-FF2	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 30, 2004

FINANCIAL ASSET SECURITIES CORP.

By: ______________________

Name: Frank Skibo

Title: Senior-Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2004-FF2

Marketing Materials

$881,997,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Underwriter

Preliminary Term Sheet ***Date Prepared: March 9, 2004***

$881,997,000 (Approximate)
First Franklin Mortgage Loan Trust 2004-FF2
Asset-Backed Certificates, Series 2004-FF2

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window Call/Mat[4]	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
A-1	$368,609,000	2.43/2.61	1-73/1-157	AAA/Aaa	March 2034	Floating Rate Senior
A-2	$150,000,000	1.00/1.00	1-20/1-20	AAA/Aaa	March 2034	Floating Rate Senior
A-3	$187,000,000	2.98/2.98	20-71/20-71	AAA/Aaa	March 2034	Floating Rate Senior
A-4	$31,609,000	6.07/8.01	71-73/71-155	AAA/Aaa	March 2034	Floating Rate Senior
M-1	$26,646,000	4.42/4.81	40-73/40-127	AA+/Aa1	March 2034	Floating Rate Subordinate
M-2	$24,426,000	4.38/4.76	39-73/39-121	AA/Aa2	March 2034	Floating Rate Subordinate
M-3	$15,544,000	4.36/4.71	39-73/39-115	AA-/Aa3	March 2034	Floating Rate Subordinate
M-4	$11,103,000	4.36/4.69	38-73/38-110	A+/A1	March 2034	Floating Rate Subordinate
M-5	$15,544,000	4.33/4.64	38-73/38-106	A/A2	March 2034	Floating Rate Subordinate
M-6	$9,770,000	4.33/4.60	38-73/38-100	A-/A3	March 2034	Floating Rate Subordinate
M-7	$12,435,000	4.32/4.54	37-73/37-94	BBB+/Baa1	March 2034	Floating Rate Subordinate
M-8	$9,770,000	4.31/4.44	37-73/37-86	BBB/Baa2	March 2034	Floating Rate Subordinate
M-9	$8,882,000	4.27/4.29	37-73/37-77	BBB-/Baa3	March 2034	Floating Rate Subordinate
B[5]	$10,659,000	3.81/3.81	37-66/37-66	BB+/Ba1	March 2034	Floating Rate Subordinate
Total:	**$881,997,000**					

(1) *The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3 and Class A-4 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The Class A-1, Class A-2, Class A-3, Class A-4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates are priced to call. The margin on the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates will be equal to 1.5x the original margin on the first Distribution Date after the Optional Termination may first be exercised.*

(3) *See "Net WAC Rate" herein.*

(4) *See "Pricing Prepayment Speed" herein.*

(5) *The Class B Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.*

Depositor: Financial Asset Securities Corp.

Servicer: Saxon Mortgage Services, Inc.

Underwriter: Greenwich Capital Markets, Inc.

Trustee:	Wells Fargo Bank Minnesota, National Association.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.
Offered Certificates:	The Class A-1 Certificates (the "***Group I Certificates***") and the Class A-2, Class A-3 and Class A-4 Certificates (together, the "***Group II Certificates***," and collectively with the Group I Certificates, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	The close of business on January 31, 2004 with respect to 1.69% of the Mortgage Loans and the close of business on February 28, 2004 with respect to 98.31% of the Mortgage Loans.
Cut-off Date:	The close of business on April 1, 2004.
Expected Pricing Date:	On or about the week of March 8, 2004.
Expected Closing Date:	On or about April 29, 2004.
Expected Settlement Date:	On or about April 29, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in May 2004.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Class A, Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Mortgage Loans was approximately $888,214,963 of which: (i) approximately $444,107,482 consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $444,107,482 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" together with the Group I Mortgage Loans, the "***Mortgage Loans***"). As of the Statistical Calculation Date, approximately 24.19% of the Group I Mortgage Loans and approximately 51.52% of the Initial Group II Mortgage Loans, at the time of the origination of the first lien mortgage loan to be acquired by the trust, the Originator also originated a second lien mortgage loan which will not be included in the trust. See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

On the Closing Date, there may be up to 2.00% of the aggregate principal balance of Mortgage Loans as of the Cut-off Date that are 30 days or more delinquent.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate: The "***Pass-Through Rate***" for each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

Net WAC Rate: The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Maximum Cap:

The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 9.25% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date in September 2006.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Class A, Class M, Class B and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.70% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal:
(i) prior to the Stepdown Date, 0.70% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) 1.40% of the current aggregate principal balance of the Mortgage Loans;
(b) 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in May 2007 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 34.00%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Delinquency Trigger Event:

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [43.00]% of the current Credit Enhancement Percentage.

Loss Trigger Event:

A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
May 2007 to April 2008	[2.50]%
May 2008 to April 2009	[3.50]%
May 2009 to April 20010	[4.50]%
May 2010 and thereafter	[5.00]%

Trigger Event:

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date**	
Rating	**Percent**	**Rating**	**Percent**
A	17.00%	A	34.00%
M-1	14.00%	M-1	28.00%
M-2	11.25%	M-2	22.50%
M-3	9.50%	M-3	19.00%
M-4	8.25%	M-4	16.50%
M-5	6.50%	M-5	13.00%
M-6	5.40%	M-6	10.80%
M-7	4.00%	M-7	8.00%
M-8	2.90%	M-8	5.80%
M-9	1.90%	M-9	3.80%
B	0.70%	B	1.40%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B Certificates, second to the Class M-9 Certificates, third to the Class M-8 Certificates, fourth to the Class M-7 Certificates, fifth to the Class M-6 Certificates, sixth to the Class M-5 Certificates, seventh to the Class M-4 Certificates, eight to the Class M-3 Certificates, ninth to the Class M-2 Certificates, and tenth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates and twelfth, monthly interest to the Class B Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown" and then monthly principal to the Class B Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Class A, Class M and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.
4) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B Certificates and then any unpaid applied Realized Loss amount to the Class B Certificates.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates and lastly to the Class B Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal distributed to the Group II Certificates will be distributed to the Class A-2, Class A-3 and Class A-4 Certificates, sequentially, to such class of certificates until the certificate principal balance thereof has been reduced to zero.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates and 10) Class B Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally pro rata based on the principal collected in the related loan group, such that the Class A Certificates will have at least 34.00% credit enhancement, second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 28.00% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 22.50% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 19.00% credit, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 16.50% credit, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 13.00% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 10.80% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 8.00% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 5.80% credit enhancement , tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 3.80% credit enhancement and eleventh to the Class B Certificates such that the Class B Certificates will have at least 1.40% credit enhancement (subject, in the case of the most subordinate certificate outstanding).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.39	2.84	2.43	2.03	1.68
MDUR (yr)	3.25	2.74	2.36	1.97	1.65
First Prin Pay	05/25/2004	05/25/2004	05/25/2004	05/25/2004	05/25/2004
Last Prin Pay	01/25/2013	06/25/2011	05/25/2010	05/25/2009	07/25/2008

Class A-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.63	3.05	2.61	2.17	1.80
MDUR (yr)	3.46	2.92	2.52	2.10	1.75
First Prin Pay	05/25/2004	05/25/2004	05/25/2004	05/25/2004	05/25/2004
Last Prin Pay	10/25/2022	09/25/2019	05/25/2017	03/25/2015	06/25/2013

Class A-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.26	1.11	1.00	0.88	0.79
MDUR (yr)	1.25	1.10	0.98	0.87	0.78
First Prin Pay	05/25/2004	05/25/2004	05/25/2004	05/25/2004	05/25/2004
Last Prin Pay	06/25/2006	03/25/2006	12/25/2005	10/25/2005	08/25/2005

Class A-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.26	1.11	1.00	0.88	0.79
MDUR (yr)	1.25	1.10	0.98	0.87	0.78
First Prin Pay	05/25/2004	05/25/2004	05/25/2004	05/25/2004	05/25/2004
Last Prin Pay	06/25/2006	03/25/2006	12/25/2005	10/25/2005	08/25/2005

Weighted Average Life Tables

Class A-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.20	3.51	2.98	2.43	2.02
MDUR (yr)	4.04	3.40	2.90	2.38	1.98
First Prin Pay	06/25/2006	03/25/2006	12/25/2005	10/25/2005	08/25/2005
Last Prin Pay	09/25/2012	04/25/2011	03/25/2010	03/25/2009	03/25/2007

Class A-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.20	3.51	2.98	2.43	2.02
MDUR (yr)	4.04	3.40	2.90	2.38	1.98
First Prin Pay	06/25/2006	03/25/2006	12/25/2005	10/25/2005	08/25/2005
Last Prin Pay	09/25/2012	04/25/2011	03/25/2010	03/25/2009	03/25/2007

Class A-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	8.72	7.15	6.07	5.06	3.91
MDUR (yr)	8.13	6.74	5.76	4.85	3.77
First Prin Pay	09/25/2012	04/25/2011	03/25/2010	03/25/2009	03/25/2007
Last Prin Pay	01/25/2013	06/25/2011	05/25/2010	05/25/2009	07/25/2008

Class A-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.48	9.48	8.01	6.61	5.20
MDUR (yr)	10.44	8.75	7.48	6.24	4.95
First Prin Pay	09/25/2012	04/25/2011	03/25/2010	03/25/2009	03/25/2007
Last Prin Pay	08/25/2022	07/25/2019	03/25/2017	12/25/2014	03/25/2013

Weighted Average Life Tables

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.94	4.97	4.42	4.13	4.20
MDUR (yr)	5.60	4.72	4.23	3.96	4.03
First Prin Pay	06/25/2007	06/25/2007	08/25/2007	12/25/2007	05/25/2008
Last Prin Pay	01/25/2013	06/25/2011	05/25/2010	05/25/2009	07/25/2008

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.49	5.44	4.81	4.44	4.54
MDUR (yr)	6.06	5.13	4.57	4.24	4.34
First Prin Pay	06/25/2007	06/25/2007	08/25/2007	12/25/2007	05/25/2008
Last Prin Pay	05/25/2019	10/25/2016	11/25/2014	01/25/2013	08/25/2011

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.94	4.96	4.38	4.01	3.95
MDUR (yr)	5.58	4.71	4.18	3.85	3.79
First Prin Pay	06/25/2007	06/25/2007	07/25/2007	10/25/2007	01/25/2008
Last Prin Pay	01/25/2013	06/25/2011	05/25/2010	05/25/2009	07/25/2008

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.47	5.41	4.76	4.31	4.20
MDUR (yr)	6.02	5.09	4.51	4.11	4.02
First Prin Pay	06/25/2007	06/25/2007	07/25/2007	10/25/2007	01/25/2008
Last Prin Pay	09/25/2018	03/25/2016	05/25/2014	08/25/2012	03/25/2011

Weighted Average Life Tables

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.94	4.96	4.36	3.94	3.78
MDUR (yr)	5.57	4.70	4.16	3.78	3.63
First Prin Pay	06/25/2007	06/25/2007	07/25/2007	09/25/2007	11/25/2007
Last Prin Pay	01/25/2013	06/25/2011	05/25/2010	05/25/2009	07/25/2008

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.44	5.38	4.71	4.22	4.02
MDUR (yr)	5.99	5.06	4.46	4.03	3.85
First Prin Pay	06/25/2007	06/25/2007	07/25/2007	09/25/2007	11/25/2007
Last Prin Pay	12/25/2017	08/25/2015	11/25/2013	03/25/2012	11/25/2010

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.94	4.96	4.36	3.90	3.70
MDUR (yr)	5.49	4.64	4.11	3.70	3.52
First Prin Pay	06/25/2007	05/25/2007	06/25/2007	08/25/2007	10/25/2007
Last Prin Pay	01/25/2013	06/25/2011	05/25/2010	05/25/2009	07/25/2008

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.41	5.36	4.69	4.16	3.92
MDUR (yr)	5.87	4.97	4.39	3.93	3.72
First Prin Pay	06/25/2007	05/25/2007	06/25/2007	08/25/2007	10/25/2007
Last Prin Pay	06/25/2017	02/25/2015	06/25/2013	11/25/2011	08/25/2010

Weighted Average Life Tables

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.94	4.95	4.33	3.87	3.62
MDUR (yr)	5.47	4.62	4.07	3.66	3.44
First Prin Pay	06/25/2007	05/25/2007	06/25/2007	07/25/2007	08/25/2007
Last Prin Pay	01/25/2013	06/25/2011	05/25/2010	05/25/2009	07/25/2008

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.37	5.32	4.64	4.11	3.83
MDUR (yr)	5.82	4.92	4.34	3.88	3.63
First Prin Pay	06/25/2007	05/25/2007	06/25/2007	07/25/2007	08/25/2007
Last Prin Pay	12/25/2016	10/25/2014	02/25/2013	08/25/2011	05/25/2010

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.94	4.95	4.33	3.85	3.57
MDUR (yr)	5.42	4.58	4.05	3.63	3.38
First Prin Pay	06/25/2007	05/25/2007	06/25/2007	07/25/2007	07/25/2007
Last Prin Pay	01/25/2013	06/25/2011	05/25/2010	05/25/2009	07/25/2008

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.27	4.60	4.06	3.76
MDUR (yr)	5.72	4.84	4.27	3.81	3.54
First Prin Pay	06/25/2007	05/25/2007	06/25/2007	07/25/2007	07/25/2007
Last Prin Pay	03/25/2016	02/25/2014	08/25/2012	02/25/2011	01/25/2010

Weighted Average Life Tables

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.94	4.95	4.32	3.81	3.53
MDUR (yr)	5.35	4.53	4.00	3.56	3.31
First Prin Pay	06/25/2007	05/25/2007	05/25/2007	06/25/2007	07/25/2007
Last Prin Pay	01/25/2013	06/25/2011	05/25/2010	05/25/2009	07/25/2008

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.21	4.54	3.98	3.67
MDUR (yr)	5.59	4.74	4.18	3.70	3.44
First Prin Pay	06/25/2007	05/25/2007	05/25/2007	06/25/2007	07/25/2007
Last Prin Pay	07/25/2015	08/25/2013	02/25/2012	10/25/2010	10/25/2009

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.94	4.95	4.31	3.81	3.48
MDUR (yr)	5.33	4.52	3.98	3.55	3.26
First Prin Pay	06/25/2007	05/25/2007	05/25/2007	05/25/2007	06/25/2007
Last Prin Pay	01/25/2013	06/25/2011	05/25/2010	05/25/2009	07/25/2008

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.10	4.44	3.91	3.57
MDUR (yr)	5.47	4.64	4.08	3.63	3.34
First Prin Pay	06/25/2007	05/25/2007	05/25/2007	05/25/2007	06/25/2007
Last Prin Pay	07/25/2014	10/25/2012	06/25/2011	03/25/2010	04/25/2009

Weighted Average Life Tables

Class M-9 to Call

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	5.88	4.91	4.27	3.74	3.44
MDUR (yr)	5.06	4.32	3.82	3.39	3.15
First Prin Pay	06/25/2007	05/25/2007	05/25/2007	05/25/2007	05/25/2007
Last Prin Pay	01/25/2013	06/25/2011	05/25/2010	05/25/2009	07/25/2008

Class M-9 to Maturity

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	5.90	4.92	4.29	3.75	3.45
MDUR (yr)	5.07	4.33	3.83	3.40	3.15
First Prin Pay	06/25/2007	05/25/2007	05/25/2007	05/25/2007	05/25/2007
Last Prin Pay	07/25/2013	11/25/2011	09/25/2010	08/25/2009	10/25/2008

Class B to Call

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	5.20	4.36	3.81	3.38	3.17
MDUR (yr)	4.49	3.84	3.41	3.06	2.88
First Prin Pay	06/25/2007	05/25/2007	05/25/2007	05/25/2007	05/25/2007
Last Prin Pay	01/25/2012	09/25/2010	10/25/2009	11/25/2008	02/25/2008

Class B to Maturity

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	5.20	4.36	3.81	3.38	3.17
MDUR (yr)	4.49	3.84	3.41	3.06	2.88
First Prin Pay	06/25/2007	05/25/2007	05/25/2007	05/25/2007	05/25/2007
Last Prin Pay	01/25/2012	09/25/2010	10/25/2009	11/25/2008	02/25/2008

Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	881,997,000	7.30800	9.25000
2	874,969,676	6.12892	9.25000
3	866,902,596	6.33453	9.25000
4	857,809,677	6.13323	9.25000
5	847,707,675	6.13396	9.25000
6	836,617,422	6.33795	9.25000
7	824,563,184	6.13302	9.25000
8	811,573,066	6.33694	9.25000
9	797,679,105	6.13451	9.25000
10	782,968,862	6.13804	9.25000
11	767,480,768	6.79585	9.25000
12	751,253,554	6.13784	9.25000
13	734,328,866	6.34214	9.25000
14	716,751,145	6.13734	9.25000
15	698,567,372	6.34388	9.25000
16	679,827,052	6.14290	9.25000
17	660,581,463	6.14340	9.25000
18	640,884,484	6.34823	9.25000
19	620,791,453	6.14357	9.25000
20	600,358,488	6.34856	9.25000
21	579,642,947	6.95790	9.25000
22	559,153,257	8.46957	9.25000
23	0	0.00000	0.00000
24	520,331,149	8.46868	9.25000
25	501,935,159	8.75023	9.25000
26	484,184,242	8.46725	9.25000
27	467,055,720	9.02925	9.25000
28	450,539,057	9.24227	9.25000
29	434,603,607	9.24163	9.25000
30	0	0.00000	0.00000

Effective Available Funds Schedule for Offered Certificates and Class B Certificates

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [2,3] (%)		Period	NWC [1] (%)	NWC [2,3] (%)		Period	NWC [1] (%)	NWC [2,3] (%)
1	7.31	9.25		35	11.18	11.18		69	11.33	11.33
2	6.13	9.25		36	10.10	10.10		70	11.70	11.70
3	6.33	9.25		37	10.43	10.43		71	11.41	11.41
4	6.13	9.25		38	10.09	10.09		72	11.43	11.43
5	6.13	9.25		39	10.73	10.73		73	12.65	12.65
6	6.34	9.25		40	10.88	10.88		74	11.42	11.42
7	6.13	9.25		41	10.88	10.88				
8	6.34	9.25		42	11.24	11.24				
9	6.13	9.25		43	10.88	10.88				
10	6.14	9.25		44	11.24	11.24				
11	6.80	9.25		45	10.90	10.90				
12	6.14	9.25		46	10.90	10.90				
13	6.34	9.25		47	11.65	11.65				
14	6.14	9.25		48	10.90	10.90				
15	6.34	9.25		49	11.26	11.26				
16	6.14	9.25		50	10.89	10.89				
17	6.14	9.25		51	11.27	11.27				
18	6.35	9.25		52	10.91	10.91				
19	6.14	9.25		53	10.91	10.91				
20	6.35	9.25		54	11.27	11.27				
21	6.96	9.25		55	10.91	10.91				
22	8.47	9.25		56	11.27	11.27				
23	9.38	9.38		57	11.17	11.17				
24	8.47	9.25		58	11.24	11.24				
25	8.75	9.25		59	12.45	12.45				
26	8.47	9.25		60	11.24	11.24				
27	9.03	9.25		61	11.61	11.61				
28	9.24	9.25		62	11.23	11.23				
29	9.24	9.25		63	11.69	11.69				
30	9.55	9.55		64	11.34	11.34				
31	9.24	9.24		65	11.34	11.34				
32	9.55	9.55		66	11.71	11.71				
33	9.57	9.57		67	11.18	11.18				
34	10.10	10.10		68	10.10	10.10				

(1) Assumes 1mLIBOR stays at 1.10% and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the related Yield Maintenance Agreement included.

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	1.10000	1.15000	5.06	5.06	46	4.31200	4.45000	4.65	3.47
2	1.11900	1.17500	4.81	4.79	47	4.35300	4.48600	4.76	3.75
3	1.13800	1.20600	4.86	4.82	48	4.39200	4.52100	4.66	3.39
4	1.15500	1.24400	4.81	4.75	49	4.43000	4.55400	4.72	3.52
5	1.17200	1.29400	4.81	4.73	50	4.46500	4.58400	4.66	3.33
6	1.20200	1.35600	4.85	4.75	51	4.49800	4.61200	4.72	3.52
7	1.24900	1.42800	4.80	4.65	52	4.52900	4.63700	4.67	3.43
8	1.30100	1.51000	4.85	4.65	53	4.55700	4.65900	4.68	3.41
9	1.36800	1.60100	4.79	4.52	54	4.58300	4.68000	4.73	3.55
10	1.45000	1.70100	4.79	4.43	55	4.60700	4.69700	4.68	3.37
11	1.54100	1.80700	4.93	4.52	56	4.62800	4.71600	4.74	3.52
12	1.63600	1.92000	4.78	4.23	57	4.64700	4.74000	4.69	3.58
13	1.73500	2.03700	4.82	4.19	58	4.66300	4.77000	4.70	3.71
14	1.84600	2.15400	4.76	4.00	59	4.67600	4.80400	4.86	4.21
15	1.96000	2.27100	4.81	3.96	60	4.68700	4.84500	4.71	3.70
16	2.08300	2.38800	4.75	3.75	61	4.71800	4.89100	4.76	3.85
17	2.21600	2.51300	4.74	3.61	62	4.77000	4.93900	4.72	3.63
18	2.33100	2.64800	4.79	3.57	63	4.82000	4.98600	4.78	3.86
19	2.43000	2.76600	4.73	3.37	64	4.86800	5.03000	4.73	3.79
20	2.53800	2.86300	4.77	3.35	65	4.91400	5.07200	4.73	3.75
21	2.66100	2.95900	4.71	3.39	66	4.95900	5.11200	4.79	3.89
22	2.82000	3.04900	4.70	3.83	67	5.00100	5.15000	4.75	3.68
23	3.02000	3.12800	4.85	3.96	68	5.04200	5.18500	4.80	3.83
24	3.03200	3.18700	4.68	3.59	69	5.08000	5.21700	4.76	3.71
25	3.00800	3.25800	4.72	3.72	70	5.11500	5.24700	4.76	3.80
26	3.10300	3.34600	4.66	3.50	71	5.14900	5.27400	4.92	4.32
27	3.19600	3.43100	4.70	3.65	72	5.17900	5.29800	4.78	3.76
28	3.28500	3.51100	4.64	3.67	73	5.20800	5.32000	4.84	3.92
29	3.37100	3.58600	4.63	3.57	74	5.23300	5.33800	4.44	3.38
30	3.45300	3.65700	4.67	3.61					
31	3.53000	3.72100	4.60	3.39					
32	3.60200	3.78100	4.65	3.44					
33	3.67000	3.83800	4.58	3.37					
34	3.73100	3.89200	4.56	3.51					
35	3.78600	3.94500	4.72	3.88					
36	3.83500	3.99600	4.53	3.38					
37	3.88400	4.04700	4.58	3.46					
38	3.93800	4.09800	4.57	3.30					
39	3.99000	4.14700	4.66	3.52					
40	4.04000	4.19400	4.62	3.49					
41	4.08900	4.24000	4.63	3.45					
42	4.13700	4.28500	4.69	3.57					
43	4.18300	4.32800	4.64	3.37					
44	4.22700	4.37000	4.70	3.49					
45	4.27000	4.41100	4.65	3.37					

(1) Assumes the Pricing Prepayment Speed.

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing and servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.

BREAKEVEN LOSSES

LOSS COVERAGE

			STATIC LIBOR		FORWARD LIBOR	
CLASS	MOODY'S	S&P	CDR BREAK	CUM LOSS	CDR BREAK	CUM LOSS
M-1	Aa1	AA+	37.718	19.10%	34.453	18.16%
M-2	Aa2	AA	30.569	16.92%	27.471	15.85%
M-3	Aa3	AA-	26.555	15.50%	23.564	14.34%
M-4	A1	A+	23.870	14.46%	20.944	13.24%
M-5	A2	A	20.411	12.99%	17.579	11.68%
M-6	A3	A-	18.349	12.04%	15.581	10.68%
M-7	Baa1	BBB+	15.859	10.81%	13.16	9.38%
M-8	Baa2	BBB	13.983	9.82%	11.339	8.33%
M-9	Baa3	BBB-	12.195	8.81%	9.607	7.26%
B	Ba1	BB+	9.690	7.30%	7.581	5.94%

Assumptions

30% Loss Severity
12 Month Delay
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Total Mortgage Loans
As of the Statistical Cut-off Date

NUMBER OF LOANS:	4,339					
TOTAL OUTSTANDING PRINCIPAL BALANCE	$888,214,963					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$204,999.81		$24,000.00		$1,000,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$204,704.99		$23,913.34		$1,000,000.00	
WAVG CURRENT LOAN RATE:	6.844	%	4.000	%	10.875	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	4.801	%	2.875	%	8.000	%
WAVG MAXIMUM LOAN RATE:	12.793	%	10.000	%	16.125	%
WAVG MINIMUM LOAN RATE:	6.793	%	4.000	%	10.125	%
WAVG INITIAL PERIODIC RATE CAP:	2.987	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	25	months	2	months	58	months
WAVG ORIGINAL TERM:	359	months	180	months	360	months
WAVG REMAINING TERM:	355	months	173	months	358	months
WAVG ORIGINAL LTV:	81.23	%	13.75	%	95.00	%
WAVG CREDIT SCORE:	643		540		817	
FIRST PAY DATE:			Mar 01, 2003		Mar 01, 2004	
MATURITY DATE:			Sep 01, 2018		Feb 01, 2034	

TOP LIEN POSITION CONC ($):	100.00 % First Lien
TOP PROPERTY STATE CONC ($):	49.21 % California, 6.49 % Florida, 5.09 % Texas
MAXIMUM ZIP CODE CONC ($):	0.50 % 91913

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
23,913 - 50,000	184	7,646,756.52	0.86
50,001 - 100,000	860	66,331,573.94	7.47
100,001 - 150,000	1,017	126,612,057.31	14.25
150,001 - 200,000	688	119,835,514.42	13.49
200,001 - 250,000	435	97,621,812.82	10.99
250,001 - 300,000	325	89,593,550.89	10.09
300,001 - 350,000	237	76,721,540.68	8.64
350,001 - 400,000	152	56,938,646.63	6.41
400,001 - 450,000	78	33,227,392.95	3.74
450,001 - 500,000	69	33,329,822.95	3.75
500,001 - 550,000	104	54,659,409.46	6.15
550,001 - 600,000	77	44,344,676.44	4.99
600,001 - 650,000	34	21,310,605.70	2.40
650,001 - 700,000	32	21,712,132.58	2.44
700,001 - 750,000	17	12,492,628.93	1.41
750,001 - 800,000	7	5,460,010.16	0.61
800,001 - 850,000	7	5,824,028.65	0.66
850,001 - 900,000	9	7,888,593.04	0.89
900,001 - 950,000	4	3,704,209.29	0.42
950,001 - 1,000,000	3	2,960,000.00	0.33
Total	4,339	888,214,963.36	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	59	5,135,693.38	0.58
360	4,280	883,079,269.98	99.42
Total	4,339	888,214,963.36	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
173 - 174	2	166,781.97	0.02
175 - 176	30	2,930,196.55	0.33
177 - 178	27	2,038,714.86	0.23
345 - 346	1	311,795.03	0.04
351 - 352	10	3,048,035.68	0.34
353 - 354	48	11,275,886.77	1.27
355 - 356	1,854	378,057,236.46	42.56
357 - 358	2,367	490,386,316.04	55.21
Total	4,339	888,214,963.36	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	3,118	595,065,470.08	67.00
PUD	729	189,142,353.27	21.29
Condominium	305	60,523,917.49	6.81
2 Units	147	30,748,832.66	3.46
3 Units	27	8,437,713.17	0.95
4 Units	12	4,061,776.69	0.46
Modular	1	234,900.00	0.03
Total	4,339	888,214,963.36	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	4,068	846,634,094.46	95.32
Non-owner	227	34,333,693.87	3.87
Second Home	44	7,247,175.03	0.82
Total	4,339	888,214,963.36	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	2,140	499,361,490.73	56.22
Cash Out Refinance	1,629	287,400,857.35	32.36
Rate/Term Refinance	570	101,452,615.28	11.42
Total	4,339	888,214,963.36	100.00

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
13.75 - 15.00	1	55,000.00	0.01
15.01 - 20.00	1	60,000.00	0.01
20.01 - 25.00	4	213,437.01	0.02
25.01 - 30.00	3	349,220.06	0.04
30.01 - 35.00	15	1,234,871.30	0.14
35.01 - 40.00	10	1,087,250.68	0.12
40.01 - 45.00	23	2,826,083.24	0.32
45.01 - 50.00	34	4,320,535.27	0.49
50.01 - 55.00	33	6,800,204.12	0.77
55.01 - 60.00	63	10,491,382.59	1.18
60.01 - 65.00	108	22,933,497.46	2.58
65.01 - 70.00	170	34,708,045.28	3.91
70.01 - 75.00	279	60,034,181.39	6.76
75.01 - 80.00	1,757	415,994,247.94	46.83
80.01 - 85.00	546	92,291,706.08	10.39
85.01 - 90.00	753	139,663,055.38	15.72
90.01 - 95.00	539	95,152,245.56	10.71
Total	4,339	888,214,963.36	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	30	2,765,130.43	0.31
Arizona	70	10,610,340.23	1.19
Arkansas	9	782,516.51	0.09
California	1,382	437,105,451.23	49.21
Colorado	107	22,637,195.56	2.55
Connecticut	29	5,352,579.56	0.60
Delaware	4	368,378.39	0.04
Florida	375	57,626,672.65	6.49
Georgia	103	17,943,972.14	2.02
Idaho	18	2,172,529.19	0.24
Illinois	157	23,920,470.04	2.69
Indiana	54	4,735,690.96	0.53
Iowa	13	1,157,028.71	0.13
Kansas	20	2,676,975.32	0.30
Kentucky	39	4,164,484.63	0.47
Louisiana	10	1,360,761.62	0.15
Maine	9	707,118.79	0.08
Maryland	53	12,385,974.01	1.39
Massachusetts	47	9,253,682.50	1.04
Michigan	231	30,136,735.57	3.39
Minnesota	91	16,183,933.39	1.82
Missouri	93	9,098,994.68	1.02
Montana	1	55,940.93	0.01
Nebraska	9	820,006.92	0.09
Nevada	91	17,759,275.22	2.00
New Hampshire	13	2,075,471.86	0.23
New Jersey	53	11,436,311.82	1.29
New Mexico	6	734,332.53	0.08
New York	125	28,781,829.42	3.24
North Carolina	64	9,969,646.44	1.12
North Dakota	1	24,892.41	0.00
Ohio	192	20,920,707.41	2.36
Oklahoma	6	427,170.99	0.05
Oregon	86	14,755,173.49	1.66
Pennsylvania	67	9,099,152.29	1.02
Rhode Island	15	2,233,877.06	0.25
South Carolina	28	3,306,036.43	0.37
Tennessee	63	6,424,458.26	0.72
Texas	327	45,180,162.15	5.09
Utah	63	9,809,333.39	1.10

Continued on the next page.

Property State (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Vermont	1	220,406.10	0.02
Virginia	39	7,234,178.21	0.81
Washington	94	18,022,327.81	2.03
Wisconsin	49	5,660,706.85	0.64
Wyoming	2	116,949.26	0.01
Total	4,339	888,214,963.36	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	3,807	793,651,289.19	89.35
No Income Verification	213	35,309,733.03	3.98
No Documentation	190	30,766,723.22	3.46
Limited Income Verification	129	28,487,217.92	3.21
Total	4,339	888,214,963.36	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
540 - 550	341	44,187,864.99	4.97
551 - 600	1,357	197,796,268.99	22.27
601 - 650	1,098	237,493,023.88	26.74
651 - 700	925	245,744,072.80	27.67
701 - 750	431	114,718,384.02	12.92
751 - 800	178	46,512,584.38	5.24
801 - 817	9	1,762,764.30	0.20
Total	4,339	888,214,963.36	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.000 - 4.000	1	356,000.00	0.04
4.001 - 5.000	28	6,958,636.88	0.78
5.001 - 6.000	641	192,809,221.03	21.71
6.001 - 7.000	1,483	367,997,935.09	41.43
7.001 - 8.000	1,346	220,598,418.74	24.84
8.001 - 9.000	708	85,990,025.19	9.68
9.001 - 10.000	125	12,863,363.97	1.45
10.001 - 10.875	7	641,362.46	0.07
Total	4,339	888,214,963.36	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.875 - 3.000	7	1,833,751.98	0.22
3.001 - 4.000	791	254,785,689.61	29.87
4.001 - 5.000	1,113	259,982,028.15	30.48
5.001 - 6.000	1,328	232,467,949.55	27.26
6.001 - 7.000	711	93,366,965.32	10.95
7.001 - 8.000	90	10,464,817.24	1.23
Total	4,040	852,901,201.85	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.000 - 10.000	1	356,000.00	0.04
10.001 - 11.000	28	6,958,636.88	0.82
11.001 - 12.000	640	192,550,264.17	22.58
12.001 - 13.000	1,465	363,782,122.27	42.65
13.001 - 14.000	1,247	205,251,478.44	24.07
14.001 - 15.000	594	75,781,289.58	8.89
15.001 - 16.000	64	8,186,160.51	0.96
16.001 - 16.125	1	35,250.00	0.00
Total	4,040	852,901,201.85	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.000 - 4.000	1	356,000.00	0.04
4.001 - 5.000	28	6,958,636.88	0.82
5.001 - 6.000	640	192,550,264.17	22.58
6.001 - 7.000	1,464	363,733,322.27	42.65
7.001 - 8.000	1,248	205,300,278.44	24.07
8.001 - 9.000	594	75,781,289.58	8.89
9.001 - 10.000	64	8,186,160.51	0.96
10.001 - 10.125	1	35,250.00	0.00
Total	4,040	852,901,201.85	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
06/01/04	3	1,530,679.48	0.18
07/01/04	12	3,157,579.28	0.37
08/01/04	1	545,646.26	0.06
11/01/04	1	258,661.52	0.03
01/01/05	2	376,135.49	0.04
02/01/05	1	311,795.03	0.04
08/01/05	7	2,047,082.33	0.24
09/01/05	13	2,892,633.90	0.34
10/01/05	21	5,570,690.96	0.65
11/01/05	161	32,807,221.28	3.85
12/01/05	1,271	260,537,813.60	30.55
01/01/06	1,930	403,032,922.41	47.25
01/02/06	3	499,699.30	0.06
01/04/06	2	167,198.48	0.02
02/01/06	5	1,274,474.75	0.15
09/01/06	1	492,506.47	0.06
10/01/06	1	201,450.00	0.02
11/01/06	15	4,588,866.76	0.54
12/01/06	56	12,447,009.23	1.46
01/01/07	63	10,602,221.19	1.24
09/01/08	3	724,626.98	0.08
10/01/08	1	238,802.27	0.03
11/01/08	37	7,630,349.41	0.89
12/01/08	184	42,069,470.74	4.93
01/01/09	245	58,720,664.73	6.88
02/01/09	1	175,000.00	0.02
Total	4,040	852,901,201.85	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	16	4,913,481.11	0.58
2.000	4	1,180,443.27	0.14
3.000	4,020	846,807,277.47	99.29
Total	4,040	852,901,201.85	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	4,040	852,901,201.85	100.00
Total	4,040	852,901,201.85	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5YR IO 2/28 6 Mo LIBOR ARM	1,593	420,602,502.17	47.35
2/28 6 Mo LIBOR ARM	1,821	288,539,029.87	32.49
5YR IO 5/25 6 Mo LIBOR ARM	370	88,281,626.32	9.94
Fixed Rate	298	35,261,455.01	3.97
5/25 6 Mo LIBOR ARM	101	21,277,287.81	2.40
5YR IO 3/27 6 Mo LIBOR ARM	66	18,118,467.80	2.04
3/27 6 Mo LIBOR ARM	70	10,213,585.85	1.15
5YR IO 6 Mo LIBOR ARM	10	2,843,400.00	0.32
6 Mo LIBOR ARM	5	1,844,858.76	0.21
1/29 6 Mo LIBOR ARM	4	1,180,443.27	0.13
BALLOON 15/30	1	52,306.50	0.01
Total	4,339	888,214,963.36	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	652	124,966,178.48	14.07
12	208	57,330,357.70	6.45
24	2,552	532,301,808.50	59.93
36	924	173,155,031.49	19.49
48	3	461,587.19	0.05
Total	4,339	888,214,963.36	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	652	124,966,178.48	14.07
Prepayment Penalty	3,687	763,248,784.88	85.93
Total	4,339	888,214,963.36	100.00

Simultaneous Second Lien Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No First Franklin 2nd Lien	3,338	579,576,994.24	65.25
First Franklin Has 2nd Lien	1,001	308,637,969.12	34.75
Total	4,339	888,214,963.36	100.00

Group I Mortgage Loans
As of the Statistical Cut-off Date

NUMBER OF LOANS:	2,911					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$444,107,482					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$152,802.86		$24,000.00		$595,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$152,561.83		$23,913.34		$595,000.00	
WAVG CURRENT LOAN RATE:	7.116	%	4.625	%	10.875	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.121	%	2.875	%	8.000	%
WAVG MAXIMUM LOAN RATE:	13.055	%	10.625	%	16.125	%
WAVG MINIMUM LOAN RATE:	7.055	%	4.625	%	10.125	%
WAVG INITIAL PERIODIC RATE CAP:	2.990	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	25	months	2	months	57	months
WAVG ORIGINAL TERM:	358	months	180	months	360	months
WAVG REMAINING TERM:	355	months	173	months	358	months
WAVG ORIGINAL LTV:	81.96	%	13.75	%	95.00	%
WAVG CREDIT SCORE:	629		540		817	
FIRST PAY DATE:			Mar 01, 2003		Mar 01, 2004	
MATURITY DATE:			Sep 01, 2018		Feb 01, 2034	

TOP LIEN POSITION CONC ($):	100.00 % First Lien
TOP PROPERTY STATE CONCS ($):	35.54 % California, 7.65 % Florida, 6.46 % Texas
MAXIMUM ZIP CODE CONC ($):	0.67 % 92336

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
23,913 - 50,000	145	6,001,777.85	1.35
50,001 - 100,000	673	51,623,705.97	11.62
100,001 - 150,000	816	101,275,232.20	22.80
150,001 - 200,000	554	96,429,082.04	21.71
200,001 - 250,000	332	74,565,755.75	16.79
250,001 - 300,000	255	70,151,471.33	15.80
300,001 - 350,000	124	39,111,555.18	8.81
350,001 - 400,000	5	1,831,868.70	0.41
400,001 - 450,000	6	2,522,032.64	0.57
550,001 - 595,000	1	595,000.00	0.13
Total	2,911	444,107,481.66	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	48	3,865,894.51	0.87
360	2,863	440,241,587.15	99.13
Total	2,911	444,107,481.66	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
173 - 174	2	166,781.97	0.04
175 - 176	24	1,947,320.84	0.44
177 - 178	22	1,751,791.70	0.39
345 - 346	1	311,795.03	0.07
351 - 352	5	1,081,767.66	0.24
353 - 354	27	4,641,870.51	1.05
355 - 356	1,227	186,134,576.62	41.91
357 - 358	1,603	248,071,577.33	55.86
Total	2,911	444,107,481.66	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	2,155	313,251,045.26	70.53
PUD	421	74,887,799.47	16.86
Condominium	204	31,637,903.70	7.12
2 Units	103	17,621,221.42	3.97
3 Units	18	3,765,615.47	0.85
4 Units	9	2,708,996.34	0.61
Modular	1	234,900.00	0.05
Total	2,911	444,107,481.66	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,720	418,524,730.35	94.24
Non-owner	158	21,148,342.49	4.76
Second Home	33	4,434,408.82	1.00
Total	2,911	444,107,481.66	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	1,333	215,084,803.23	48.43
Cash Out Refinance	1,154	169,087,736.30	38.07
Rate/Term Refinance	424	59,934,942.13	13.50
Total	2,911	444,107,481.66	100.00

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
13.75 - 15.00	1	55,000.00	0.01
15.01 - 20.00	1	60,000.00	0.01
20.01 - 25.00	3	178,509.13	0.04
25.01 - 30.00	3	349,220.06	0.08
30.01 - 35.00	14	1,194,977.78	0.27
35.01 - 40.00	7	884,910.20	0.20
40.01 - 45.00	19	1,952,722.32	0.44
45.01 - 50.00	24	2,632,483.25	0.59
50.01 - 55.00	22	2,494,392.51	0.56
55.01 - 60.00	49	5,962,030.57	1.34
60.01 - 65.00	72	9,980,678.37	2.25
65.01 - 70.00	118	16,310,816.82	3.67
70.01 - 75.00	189	27,939,939.08	6.29
75.01 - 80.00	1,071	170,500,992.05	38.39
80.01 - 85.00	410	60,949,733.92	13.72
85.01 - 90.00	531	84,577,513.64	19.04
90.01 - 95.00	377	58,083,561.96	13.08
Total	2,911	444,107,481.66	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	24	2,194,228.79	0.49
Arizona	56	7,448,759.02	1.68
Arkansas	7	586,314.89	0.13
California	718	157,853,948.83	35.54
Colorado	71	13,302,758.19	3.00
Connecticut	23	3,976,069.22	0.90
Delaware	2	179,586.15	0.04
Florida	266	33,992,706.05	7.65
Georgia	75	11,217,080.85	2.53
Idaho	15	1,933,470.87	0.44
Illinois	120	16,955,707.51	3.82
Indiana	43	3,885,744.22	0.87
Iowa	13	1,157,028.71	0.26
Kansas	11	903,017.07	0.20
Kentucky	35	3,739,623.91	0.84
Louisiana	7	718,638.62	0.16
Maine	8	672,190.91	0.15
Maryland	30	5,270,933.39	1.19
Massachusetts	32	5,373,224.71	1.21
Michigan	175	19,888,167.26	4.48
Minnesota	71	10,819,847.90	2.44
Missouri	75	7,027,564.53	1.58
Montana	1	55,940.93	0.01
Nebraska	8	780,074.70	0.18
Nevada	69	11,656,392.32	2.62
New Hampshire	10	1,358,021.41	0.31
New Jersey	36	6,285,463.50	1.42
New Mexico	5	613,632.53	0.14
New York	78	12,832,503.97	2.89
North Carolina	49	6,465,497.28	1.46
North Dakota	1	24,892.41	0.01
Ohio	154	15,421,314.60	3.47
Oklahoma	5	368,115.99	0.08
Oregon	65	9,464,583.92	2.13
Pennsylvania	49	5,040,679.03	1.14
Rhode Island	10	1,599,862.03	0.36
South Carolina	20	2,405,100.74	0.54
Tennessee	54	5,410,130.66	1.22
Texas	239	28,702,434.12	6.46

Continued on the next page.

Property State (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Utah	52	7,419,800.63	1.67
Vermont	1	220,406.10	0.05
Virginia	27	4,059,296.74	0.91
Washington	64	10,791,602.67	2.43
Wisconsin	35	3,918,174.52	0.88
Wyoming	2	116,949.26	0.03
Total	2,911	444,107,481.66	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,528	388,135,512.46	87.40
No Income Verification	158	22,009,139.75	4.96
No Documentation	145	20,071,944.38	4.52
Limited Income Verification	80	13,890,885.07	3.13
Total	2,911	444,107,481.66	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
540 - 550	264	32,403,063.43	7.30
551 - 600	1,040	138,197,986.90	31.12
601 - 650	708	115,922,553.33	26.10
651 - 700	535	92,812,837.63	20.90
701 - 750	249	45,121,189.43	10.16
751 - 800	108	18,433,708.64	4.15
801 - 817	7	1,216,142.30	0.27
Total	2,911	444,107,481.66	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.625 - 5.000	14	2,514,650.00	0.57
5.001 - 6.000	339	68,883,314.66	15.51
6.001 - 7.000	906	155,588,798.51	35.03
7.001 - 8.000	999	142,754,851.56	32.14
8.001 - 9.000	544	63,164,582.57	14.22
9.001 - 10.000	104	10,670,107.71	2.40
10.001 - 10.875	5	531,176.65	0.12
Total	2,911	444,107,481.66	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.875 - 3.000	4	755,876.47	0.18
3.001 - 4.000	389	77,330,809.55	18.31
4.001 - 5.000	693	117,243,661.72	27.76
5.001 - 6.000	970	148,187,791.23	35.08
6.001 - 7.000	561	70,792,119.18	16.76
7.001 - 8.000	69	8,061,520.94	1.91
Total	2,686	422,371,779.09	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.625 - 11.000	14	2,514,650.00	0.60
11.001 - 12.000	338	68,624,357.80	16.25
12.001 - 13.000	895	154,190,347.45	36.51
13.001 - 14.000	927	134,393,652.08	31.82
14.001 - 15.000	457	55,739,695.75	13.20
15.001 - 16.000	54	6,873,826.01	1.63
16.001 - 16.125	1	35,250.00	0.01
Total	2,686	422,371,779.09	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.625 - 5.000	14	2,514,650.00	0.60
5.001 - 6.000	338	68,624,357.80	16.25
6.001 - 7.000	894	154,141,547.45	36.49
7.001 - 8.000	928	134,442,452.08	31.83
8.001 - 9.000	457	55,739,695.75	13.20
9.001 - 10.000	54	6,873,826.01	1.63
10.001 - 10.125	1	35,250.00	0.01
Total	2,686	422,371,779.09	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
06/01/04	1	304,987.87	0.07
07/01/04	7	1,467,713.69	0.35
11/01/04	1	258,661.52	0.06
01/01/05	1	135,529.95	0.03
02/01/05	1	311,795.03	0.07
08/01/05	4	959,863.07	0.23
09/01/05	7	1,182,853.70	0.28
10/01/05	14	2,293,539.03	0.54
11/01/05	107	18,908,197.52	4.48
12/01/05	833	123,746,405.39	29.30
01/01/06	1,314	203,970,149.87	48.29
01/02/06	3	499,699.30	0.12
01/04/06	1	127,000.00	0.03
02/01/06	3	386,474.75	0.09
11/01/06	5	1,105,069.54	0.26
12/01/06	33	5,105,180.96	1.21
01/01/07	43	6,342,306.88	1.50
09/01/08	1	237,600.00	0.06
11/01/08	27	4,846,298.53	1.15
12/01/08	122	22,207,186.71	5.26
01/01/09	158	27,975,265.78	6.62
Total	2,686	422,371,779.09	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	9	1,997,923.91	0.47
2.000	2	394,191.47	0.09
3.000	2,675	419,979,663.71	99.43
Total	2,686	422,371,779.09	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	2,686	422,371,779.09	100.00
Total	2,686	422,371,779.09	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	1,352	178,473,425.08	40.19
5YR IO 2/28 6 Mo LIBOR ARM	935	173,912,552.58	39.16
5YR IO 5/25 6 Mo LIBOR ARM	244	45,784,393.93	10.31
Fixed Rate	224	21,683,396.07	4.88
5/25 6 Mo LIBOR ARM	64	9,481,957.09	2.14
5YR IO 3/27 6 Mo LIBOR ARM	33	6,626,312.11	1.49
3/27 6 Mo LIBOR ARM	48	5,926,245.27	1.33
5YR IO 6 Mo LIBOR ARM	6	1,333,100.00	0.30
6 Mo LIBOR ARM	2	439,601.56	0.10
1/29 6 Mo LIBOR ARM	2	394,191.47	0.09
BALLOON 15/30	1	52,306.50	0.01
Total	2,911	444,107,481.66	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	435	61,811,160.35	13.92
12	114	19,142,785.35	4.31
24	1,726	269,251,509.46	60.63
36	636	93,902,026.50	21.14
Total	2,911	444,107,481.66	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	435	61,811,160.35	13.92
Prepayment Penalty	2,476	382,296,321.31	86.08
Total	2,911	444,107,481.66	100.00

Simultaneous Second Lien Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No First Franklin 2nd Lien	2,392	345,049,230.25	77.69
First Franklin Has 2nd Lien	519	99,058,251.41	22.31
Total	2,911	444,107,481.66	100.00

Group II Mortgage Loans
As of the Statistical Cut-off Date

NUMBER OF LOANS:	1,428					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$444,107,482					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$311,404.10		$28,000.00		$1,000,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$310,999.64		$27,943.25		$1,000,000.00	
WAVG CURRENT LOAN RATE:	6.571	%	4.000	%	10.875	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	4.487	%	2.875	%	7.990	%
WAVG MAXIMUM LOAN RATE:	12.536	%	10.000	%	15.875	%
WAVG MINIMUM LOAN RATE:	6.536	%	4.000	%	9.875	%
WAVG INITIAL PERIODIC RATE CAP:	2.985	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	25	months	2	months	58	months
WAVG ORIGINAL TERM:	359	months	180	months	360	months
WAVG REMAINING TERM:	356	months	175	months	358	months
WAVG ORIGINAL LTV:	80.50	%	22.58	%	95.00	%
WAVG CREDIT SCORE:	658		540		809	
FIRST PAY DATE:			Sep 01, 2003		Mar 01, 2004	
MATURITY DATE:			Nov 01, 2018		Feb 01, 2034	

TOP LIEN POSITION CONCS ($):	100.00 % First Lien
TOP PROPERTY STATE CONC ($):	62.88 % California, 5.32 % Florida, 3.71 % Texas
MAXIMUM ZIP CODE CONC ($):	0.97 % 90046

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
27,943 - 50,000	39	1,644,978.67	0.37
50,001 - 100,000	187	14,707,867.97	3.31
100,001 - 150,000	201	25,336,825.11	5.71
150,001 - 200,000	134	23,406,432.38	5.27
200,001 - 250,000	103	23,056,057.07	5.19
250,001 - 300,000	70	19,442,079.56	4.38
300,001 - 350,000	113	37,609,985.50	8.47
350,001 - 400,000	147	55,106,777.93	12.41
400,001 - 450,000	72	30,705,360.31	6.91
450,001 - 500,000	69	33,329,822.95	7.50
500,001 - 550,000	104	54,659,409.46	12.31
550,001 - 600,000	76	43,749,676.44	9.85
600,001 - 650,000	34	21,310,605.70	4.80
650,001 - 700,000	32	21,712,132.58	4.89
700,001 - 750,000	17	12,492,628.93	2.81
750,001 - 800,000	7	5,460,010.16	1.23
800,001 - 850,000	7	5,824,028.65	1.31
850,001 - 900,000	9	7,888,593.04	1.78
900,001 - 950,000	4	3,704,209.29	0.83
950,001 - 1,000,000	3	2,960,000.00	0.67
Total	1,428	444,107,481.70	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	11	1,269,798.87	0.29
360	1,417	442,837,682.83	99.71
Total	1,428	444,107,481.70	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
175 - 176	6	982,875.71	0.22
177 - 178	5	286,923.16	0.06
351 - 352	5	1,966,268.02	0.44
353 - 354	21	6,634,016.26	1.49
355 - 356	627	191,922,659.84	43.22
357 - 358	764	242,314,738.71	54.56
Total	1,428	444,107,481.70	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	963	281,814,424.82	63.46
PUD	308	114,254,553.80	25.73
Condominium	101	28,886,013.79	6.50
2 Units	44	13,127,611.24	2.96
3 Units	9	4,672,097.70	1.05
4 Units	3	1,352,780.35	0.30
Total	1,428	444,107,481.70	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,348	428,109,364.11	96.40
Non-owner	69	13,185,351.38	2.97
Second Home	11	2,812,766.21	0.63
Total	1,428	444,107,481.70	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	807	284,276,687.50	64.01
Cash Out Refinance	475	118,313,121.05	26.64
Rate/Term Refinance	146	41,517,673.15	9.35
Total	1,428	444,107,481.70	100.00

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
22.58 - 25.00	1	34,927.88	0.01
30.01 - 35.00	1	39,893.52	0.01
35.01 - 40.00	3	202,340.48	0.05
40.01 - 45.00	4	873,360.92	0.20
45.01 - 50.00	10	1,688,052.02	0.38
50.01 - 55.00	11	4,305,811.61	0.97
55.01 - 60.00	14	4,529,352.02	1.02
60.01 - 65.00	36	12,952,819.09	2.92
65.01 - 70.00	52	18,397,228.46	4.14
70.01 - 75.00	90	32,094,242.31	7.23
75.01 - 80.00	686	245,493,255.89	55.28
80.01 - 85.00	136	31,341,972.16	7.06
85.01 - 90.00	222	55,085,541.74	12.40
90.01 - 95.00	162	37,068,683.60	8.35
Total	1,428	444,107,481.70	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	6	570,901.64	0.13
Arizona	14	3,161,581.21	0.71
Arkansas	2	196,201.62	0.04
California	664	279,251,502.40	62.88
Colorado	36	9,334,437.37	2.10
Connecticut	6	1,376,510.34	0.31
Delaware	2	188,792.24	0.04
Florida	109	23,633,966.60	5.32
Georgia	28	6,726,891.29	1.51
Idaho	3	239,058.32	0.05
Illinois	37	6,964,762.53	1.57
Indiana	11	849,946.74	0.19
Kansas	9	1,773,958.25	0.40
Kentucky	4	424,860.72	0.10
Louisiana	3	642,123.00	0.14
Maine	1	34,927.88	0.01
Maryland	23	7,115,040.62	1.60
Massachusetts	15	3,880,457.79	0.87
Michigan	56	10,248,568.31	2.31
Minnesota	20	5,364,085.49	1.21
Missouri	18	2,071,430.15	0.47
Nebraska	1	39,932.22	0.01
Nevada	22	6,102,882.90	1.37
New Hampshire	3	717,450.45	0.16
New Jersey	17	5,150,848.32	1.16
New Mexico	1	120,700.00	0.03
New York	47	15,949,325.45	3.59
North Carolina	15	3,504,149.16	0.79
Ohio	38	5,499,392.81	1.24
Oklahoma	1	59,055.00	0.01
Oregon	21	5,290,589.57	1.19
Pennsylvania	18	4,058,473.26	0.91
Rhode Island	5	634,015.03	0.14
South Carolina	8	900,935.69	0.20
Tennessee	9	1,014,327.60	0.23
Texas	88	16,477,728.03	3.71
Utah	11	2,389,532.76	0.54
Virginia	12	3,174,881.47	0.71
Washington	30	7,230,725.14	1.63
Wisconsin	14	1,742,532.33	0.39
Total	1,428	444,107,481.70	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,279	405,515,776.73	91.31
Limited Income Verification	49	14,596,332.85	3.29
No Income Verification	55	13,300,593.28	2.99
No Documentation	45	10,694,778.84	2.41
Total	1,428	444,107,481.70	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
540 - 550	77	11,784,801.56	2.65
551 - 600	317	59,598,282.09	13.42
601 - 650	390	121,570,470.55	27.37
651 - 700	390	152,931,235.17	34.44
701 - 750	182	69,597,194.59	15.67
751 - 800	70	28,078,875.74	6.32
801 - 809	2	546,622.00	0.12
Total	1,428	444,107,481.70	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.000 - 4.000	1	356,000.00	0.08
4.001 - 5.000	14	4,443,986.88	1.00
5.001 - 6.000	302	123,925,906.37	27.90
6.001 - 7.000	577	212,409,136.58	47.83
7.001 - 8.000	347	77,843,567.18	17.53
8.001 - 9.000	164	22,825,442.62	5.14
9.001 - 10.000	21	2,193,256.26	0.49
10.001 - 10.875	2	110,185.81	0.02
Total	1,428	444,107,481.70	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.875 - 3.000	3	1,077,875.51	0.25
3.001 - 4.000	402	177,454,880.06	41.22
4.001 - 5.000	420	142,738,366.43	33.15
5.001 - 6.000	358	84,280,158.32	19.58
6.001 - 7.000	150	22,574,846.14	5.24
7.001 - 7.990	21	2,403,296.30	0.56
Total	1,354	430,529,422.76	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.000 - 10.000	1	356,000.00	0.08
10.001 - 11.000	14	4,443,986.88	1.03
11.001 - 12.000	302	123,925,906.37	28.78
12.001 - 13.000	570	209,591,774.82	48.68
13.001 - 14.000	320	70,857,826.36	16.46
14.001 - 15.000	137	20,041,593.83	4.66
15.001 - 15.875	10	1,312,334.50	0.30
Total	1,354	430,529,422.76	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.000 - 4.000	1	356,000.00	0.08
4.001 - 5.000	14	4,443,986.88	1.03
5.001 - 6.000	302	123,925,906.37	28.78
6.001 - 7.000	570	209,591,774.82	48.68
7.001 - 8.000	320	70,857,826.36	16.46
8.001 - 9.000	137	20,041,593.83	4.66
9.001 - 9.875	10	1,312,334.50	0.30
Total	1,354	430,529,422.76	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
06/01/04	2	1,225,691.61	0.28
07/01/04	5	1,689,865.59	0.39
08/01/04	1	545,646.26	0.13
01/01/05	1	240,605.54	0.06
08/01/05	3	1,087,219.26	0.25
09/01/05	6	1,709,780.20	0.40
10/01/05	7	3,277,151.93	0.76
11/01/05	54	13,899,023.76	3.23
12/01/05	438	136,791,408.21	31.77
01/01/06	616	199,062,772.54	46.24
01/04/06	1	40,198.48	0.01
02/01/06	2	888,000.00	0.21
09/01/06	1	492,506.47	0.11
10/01/06	1	201,450.00	0.05
11/01/06	10	3,483,797.22	0.81
12/01/06	23	7,341,828.27	1.71
01/01/07	20	4,259,914.31	0.99
09/01/08	2	487,026.98	0.11
10/01/08	1	238,802.27	0.06
11/01/08	10	2,784,050.88	0.65
12/01/08	62	19,862,284.03	4.61
01/01/09	87	30,745,398.95	7.14
02/01/09	1	175,000.00	0.04
Total	1,354	430,529,422.76	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	7	2,915,557.20	0.68
2.000	2	786,251.80	0.18
3.000	1,345	426,827,613.76	99.14
Total	1,354	430,529,422.76	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1,354	430,529,422.76	100.00
Total	1,354	430,529,422.76	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5YR IO 2/28 6 Mo LIBOR ARM	658	246,689,949.59	55.55
2/28 6 Mo LIBOR ARM	469	110,065,604.79	24.78
5YR IO 5/25 6 Mo LIBOR ARM	126	42,497,232.39	9.57
Fixed Rate	74	13,578,058.94	3.06
5/25 6 Mo LIBOR ARM	37	11,795,330.72	2.66
5YR IO 3/27 6 Mo LIBOR ARM	33	11,492,155.69	2.59
3/27 6 Mo LIBOR ARM	22	4,287,340.58	0.97
5YR IO 6 Mo LIBOR ARM	4	1,510,300.00	0.34
6 Mo LIBOR ARM	3	1,405,257.20	0.32
1/29 6 Mo LIBOR ARM	2	786,251.80	0.18
Total	1,428	444,107,481.70	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	217	63,155,018.13	14.22
12	94	38,187,572.35	8.60
24	826	263,050,299.04	59.23
36	288	79,253,004.99	17.85
48	3	461,587.19	0.10
Total	1,428	444,107,481.70	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	217	63,155,018.13	14.22
Prepayment Penalty	1,211	380,952,463.57	85.78
Total	1,428	444,107,481.70	100.00

Simultaneous Second Lien Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No First Franklin 2nd Lien	946	234,527,763.99	52.81
First Franklin Has 2nd Lien	482	209,579,717.71	47.19
Total	1,428	444,107,481.70	100.00